UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS TRANSFERING ELGA COAL COMPLEX’S SEASONAL WASHING PLANT INTO
ALL-YEAR WORK MODE

Elga, Russia – November 13, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports that works on bringing Elga Coal
Complex’s seasonal washing plant into an all-year mode have been completed.
Starting in November this year, the plant has reached an annual capacity of 2.7 million tonnes of run-of-mine coal (2.3 million tonnes of end product).
This transfer of the washing plant into an all-year work mode demonstrates that with the growing output at the Elga pit, Mechel is committed to its plans regarding the Elga project’s development and on track with the construction of the future mining and processing plant.
By the end of 2014, some 1.3 million tonnes of coal are due to be mined at the deposit. In 2015 this amount is due to more than double to reach 3-3.5 million tonnes of ROM coal. In the nearest future, most of the Elga coal products will be exported to Asia Pacific.
“I would like to stress that we invest maximum effort to ensure that the quality of Elga’s products be up to our customers’ high standards. Accordingly, the
Group’s experts at this plant are mastering and perfecting our washing technologies, which will then be used by all three washing plants of the future mining complex. We will start constructing the first such plant, with a capacity of 9 million tonnes of run-of-mine coal, in early 2015, with groundwork on the construction site already complete,” Mechel Mining Management OOO’s Chief
Executive Officer Pavel Shtark commented.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 13, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO